CLICS

Technology Software Hardware Saas B2B

A revolutionary solution eliminating hair color waste worth 30% of salon profits

CLICS.COM





CLICS' founders are passionate about solving problems for salon owners & stylists while improving our environment through technology. Today, salons pay in advance for hair color, have difficulty tracking it, dump 30% of it into our water systems and toss a billion non-recyclable tubes into landfills each year. CLICS solves these problems and... more

Charles Brown CEO @ CLICS

Why you may want to support us...

1. First mover advantage, key patents, and a multi-year lead in a highly fragmented $10 billion market
2. A highly scalable business with rapid growth valued at 39% below Stonebridge Advisory, Inc.
3. A new market category that takes salons cash flow positive with pay-after-dispense color
4. An automated inventory system that represents a major advance in supply chain cost reduction
5. Over 6,100 commercial dispenses producing 1,892 bowls of color
6. A strategic pilot with one of the world's largest beauty companies
7. The CEO has designed 5 Internet platforms including the first VPN service with a $630 million exit
8. A clear exit strategy with a potential 4-6x return in 1-2 years and 12-16x in 4-5 years

Why investors ❤ us

WE'VE RAISED $5,405,000 SINCE OUR FOUNDING



CLICS has developed a disruptive technology and innovative business model to revolutionize the $10 billion professional salon hair color industry. CLICS solution includes a first of its kind, line of mixable hair color, a patented Internet connected robotic hair color dispenser, and a platform that automates dispensing, hair color purchasing and inventory management. CLICS' mixable hair color line can produce millions of unique tones, allowing stylists to be ultra-creative. CLICS' patented technology eliminates hair color waste that can improve a salon owner's profits by 30%. In addition, CLICS' platform completely automates hair color reordering and payments, streamlining hair color

... *read more*

Walter Davis

LEAD INVESTOR | INVESTING $75,000 THIS ROUND & $100,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Charles Brown

CEO

Charles helped build the Internet for the U.S. Air Force, helped launch the first commercial email service, MCIMail, and co-invented the first commercial Virtual Private Network (VPN) technology at SafeNet, Inc., that led to a $630 million exit.

in



Leilani M. Macedo

President

Leilani has three decades of progressive experience as a Cosmetologist, master colorist and Aveda Salon and Spa owner. She experienced all of the pain felt by stylists and salon owners, found no solutions and decided to launch a company to solve them.

in



Gregory Jasenovec

CFO

Greg developed a SaaS business in the airline industry and sold it to Boeing Corporation. Greg served as the U.S. Finance Manager for a British conglomerate. Greg is a CPA and has a BS in Business from Wisconsin. Greg is a TCA investor in CLICS.

in



Jeff Ploetner

Director of Engineering

Jeff was a lead engineer and built the ecoATM system that automated consumer cell phone recycling. ecoATM sold to Outerwall (CoinStar) for $350 million. Jeff has a Masters in Electrical and Computer Engineering from UCSD. Jeff is a CLICS investor

in



Stuart D'Alessandro

Lead Software Developer

Stu as over 25 years of experience developing software systems for CBS and Walt Disney Studios, ABC Enhanced TV, VIACOM, American Broadcasting and General Instrument. Stu developed the system used by CBS to call the U.S. Presidential race.

in



Jeff Macedo

Lead Mechanical Engineer

Jeff has 25 years' experience designing interactive gaming machines for Interactive Gaming Technology. Jeff has a BS – Mechanical Engineering from California Polytechnic State University, San Luis Obispo, CA. Jeff is a Co-Founder of CLICS.

in



Chris Munz

Senior Systems Engineer

Mr. Munz is an award winning robotics engineer. Chris has developed a number of systems, including a healthcare kiosk platform deployed in malls. Chris manages CLICS' network operations system.



Maria Somo

Communications Manager

Ms. Somo manages CLICS' communication activities, including investors and customers and CLICS' digital media. Maria has a Bachelor's Degree in Marketing from San Diego State University and is a social media influencer.

in



Robert Rosario

Operations Manager

Mr. Rosario has developed and deployed numerous operations systems, including hardware manufacturing processes, fulfillment systems and hardware and software deployment services. Rob manages CLICS' production and service systems.

in

In the news



Beauty Launchpad Readers Choice Awards

Just as Keurig changed the face of coffee brewing, this computer-controlled color dispensing system is poised to revolutionize haircolor formulation.

July 22, 2020 @ clics.com



COSMOPROF NORTH AMERICA ANNOUNCES THE 2018 TRENDSCOUTS SELECTIONS - Cosmoprof - The leading B2B Beauty Trade Show in the Americas

Prominent online influencers have their say from the lavish offering of beauty products from exhibiting companies Las Vegas, NV (August 29, 2018) - Cosmoprof North America (CPNA), the leading business to

July 22, 2020 @ cosmoprofnorthamerica.com


LIVE NEWS

CLiCS - The Future of Hair Color

CLiCS is where artistry and innovation meet. This industry-first hair color eco-system completely optimizes the way salons formulate, dispense, and manage ha...

July 17, 2018 @ youtube.com

Downloads

- CLiCS Business Summary 10-14-2020.pdf
- CLICS Inc. Valuation.pdf
- CLICS Deck 10-19-20.pdf

CLICS - Empowering Stylists and Salons with the first Digital Hair Color Studio

Leilani Macedo, CLICS' Cofounder, has experienced all of the pain felt by stylists and salon owners. Hair color waste worth 30% of their profits, tube packaging that is anything but environmentally friendly, inventory management challenges, limited color choice and formulation mistakes. She looked for solutions and found none. *So, she decided to solve not one, but all of the problems!*



SALON HAIR COLOR - A $10 BILLION MARKET CHALLENGE, ONE SOLUTION
30% + Waste
$5,000-15,000 of Inventory
Formulation Mistakes
Space Issues
Antiquated Tools
Limited Color Choice
INVENTORY & WASTE
MISTAKES
SPACE
WHY?
POOR MEASURING
PRE-MIXED TUBE COLOR

Three Talented Engineers and a Prototype!

She envisioned a device that could dispense color with precision, could track usage, eliminate waste, and could automatically reorder color. So, she set out to revolutionize the salon industry. She recruited three talented engineers, including her brother, sold her salon and built a prototype. Leilani knew it would take millions of dollars to create a platform and that she needed a CEO. So, she got her barbers license to recruit from behind the chair.



The $100,000 Haircut

In August 2015, the future CEO sat in her chair. A serial platform entrepreneur that helped build the Internet needed a haircut and sat in her chair. He didn't know it yet, but that hair cut would cost $100,000. Leilani pitched her idea, clearly. He agreed to invest and serve as CFO. CLICS was formed in January 2016 as a Delaware LLC, with CLICS Co-Founder, Jeff Macedo. Jeff is a decade accomplished Mechanical Engineer.

EvoNexus Nexus

In April of 2016, CLICS was accepted into the EvoNexus incubator in San Diego and CLICS' CFO agreed to be CEO. CLICS' mission to innovate across seven technical disciplines and integrate them to create a salon and stylist service platform, made EvoNexus an ideal incubator.


GROUNDBREAKING SOLUTION
Innovation across seven disciplines
• Reactive Hair Color Chemistry
• Hair Color Packaging
• Robotic IoT Dispensing
• Mobile App
• Optical Sensors
• Neural Net AI
• SaaS Platform
CLICS Unique Compelling Offer
The first digital hair color studio for stylists and pay-per-dispense color-as-a-service for salons

Demo Day!

That November, EvoNexus selected CLICS to participate in Qualcomm's "Demo Day." Here is the introduction by Ryan Goldman, CLICS Advisor.


QUALCOMM

We incubated for three years. There were many, many benefits, but the biggest get was the chance to work with Vice Admiral Walter Davis, who after an amazing Navy career, co-founded EvoNexus. Admiral Davis is a repeat investor in CLICS, and the Lead Investor for CLICS' Wefunder campaign.

Investor Backing from Bright Minds

CLICS is fortunate to have attracted $5.3 million from sophisticated accredited investors from industry titans including: Arlene Harris, the inventor of the Jitterbug Cellphone, and entrepreneur behind GreatCall. Martin Cooper, the inventor of the Cell Phone, Angels networks including the Keiretsu Forum and Tech Coast Angels networks, from veteran venture capitalists, including Andrew Garman, to CLICS team. They know and CLICS management knows, that accomplished, CLICS' will create a new category. "Blue Ocean," where no competition exists that could otherwise steal CLICS wind.

Fast Forward to Today

We did it! CLICS went live on December 14th 2019, with the conversion of our first Beta Customer. Since then, we have completed more than 8,000 commercial dispenses. Here is what CLICS' customers think!


CLICS
CLICS Testimonials - 6

CLICS' uniquely compelling service includes: the world's first mixable line of ammonia free hair color: an all-in-one color line that is one tenth the size of CLICS' competitors, with millions vs. one hundred or so color choices - at a fraction of the operating cost - in pressurized recyclable canisters vs. non-recyclable tubes - with fully automated replenishment and payments, after dispense - that reduces waste by 30%, and dramatically reduces hair colors' carbon footprint.

Launch and Revenue Growth

Even though the salon market shut down for most of Q2, CLICS revenue grew 491% in the second quarter compared to Q1 2020, due to increased color sales. CLICS grew 2,668% from Q2 to Q3, having closed a revenue generating strategic pilot program with one of the world's largest beauty companies. See CLICS' 2020 revenue history and forecast here.

Beauty industry leaders are telling CLICS that its platform represents a fundamental advance in supply chain sustainability for products including color cosmetics, spa treatments, nail polish, barbershop toiletries, condiments and other liquids that are consumed on an ongoing basis by businesses and consumers.


CLICS HISTORIC & PROJECTED REVENUE
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
$18
$676
$3,963
$106,000
$190,000
$295,000
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 Growth: 491%
Q2 to Q3: 2,574%
Projected:
Q3 to Q4: 79%
Q4 to Q1: 55%
Note: There is no guarantee that the Company will meet its revenue projections

What's Next?

CLICS is poised for dynamic growth. Your investment is rocket fuel to CLICS. Be the fuel and join us on our journey! - Go Team CLICS!

Investor Q&A

– COLLAPSE ALL

What does your company do?

CLICS solves 6 key salon problems: 1) eliminating color waste that can equal 30% of pre-tax profits, 2) automating color formulation via CLICS' mobile app to improve service quality and repeatability, 3) automates hair color reordering and inventory management, 4) takes salons cash flow positive for their hair color by charging on a per dispense basis, 5) automating purchasing and payments via CLICS' platform, and 6) records and reports service details for quality control management.

Where will your company be in 5 years?

We hope to be generating $100 million in annual revenue from hair color sales and from automated supply chain platform services that improve sustainability for beauty companies (not guaranteed).

Why did you choose this idea?

CLICS' founders are passionate about solving problems for salon owners & stylists while improving our environment through technology. Today, salons pay in advance for hair color, have difficulty tracking it, dump 30% of it into our water systems and toss a billion non-recyclable tubes into landfills each year. CLICS solves these problems and more.

How far along are you? What's your biggest obstacle?

CLICS started an aggressive plan in January 2016 to develop and integrate seven technologies, including:
1) reactive hair color chemistry
2) hair color packaging
3) hair color dispenser hardware
4) mobile application software
5) optical sensor technology
6) tone prediction - AI for CLICS mixable hair color line
7) a platform that integrates the other technologies to provide complete visibility backward into the supply chain, forward into the stylist dispensing activity, and which automates color ordering and payments.

CLICS did a soft launch in December of 2019 and has increased revenue quarter to quarter since. CLICS has also signed a six figure pilot with a leading beauty company. Capital is the primary remaining obstacle.

Who competes with you? What do you understand that they don't?

CLICS competes with traditional professional salon hair color companies including L'Oreal, Estee Lauder, Kao, Paul Mitchell and others. CLICS recognizes that technology can be used to streamline salon hair color operations to reduce waste, increase profits, unlock the hair color space for stylists and improve service quality. The key is solving all of the problems with an elegant integrated platform offering, vs. a spot solution that solves only one or two problems.

Salon owners own the business risks of inventory management, waste and service quality, while stylists have to compute complex reactive chemistry formulations in their heads and then retain that information for each client. CLICS' mobile application solves the formulation, information retention and dispensing issues for stylists, and captures that information to solve the salon owner issues. Beauty industry analysts and investment bankers have confirmed that CLICS has created a new category.

How will you make money?

CLICS' revenue comes from recurring purchases of its proprietary mixable hair color line by salons & independent stylists. The typical salon in CLICS' target market purchases $54,000 of hair color, per year. CLICS sells directly to salons and enjoys 70% to 80% gross margins depending on the salons volume discounts. A second form of revenue will come from CLICS offering its dispensing platform service to leading beauty companies. CLICS has entered into a pilot program with a leading hair color provider that will produce significant six-figure revenue in 2020, with the potential for a global deployment in more than 100 countries. The service platform pricing will be established during phase 1 of the program, with billing to begin in phase 2.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

For salons, the primary risk is slow adoption. This could occur as a result of the distraction of the added safety protocols that must be performed, or repeated shutdowns. Fortunately, CLICS' system can be operated in "touch-less" mode. Each stylist uses their own mobile phone to design colors and service clients. A personal stylus can be used on the dispenser touch screen. CLICS estimates it will become cash flow positive with 40 or more salons due to the average salon buying power and CLICS high gross margins. There are 100,000 in the U.S. alone. CLICS' platform service is a significant hedge for success, with the potential to match CLICS color business.

What is the Company's exit strategy

CLICS anticipates selling itself to a leading beauty company within 5-Years. The closest comparable is Sayuki Custom Cosmetics, which sold to L'Oreal in 2014 for $150 million just after they launched commercially.

Can CLICS' platform service be used to improve sustainability for other leading beauty company products?

Yes! CLICS' platform automatically tracks and reports each unit at each junction point in the supply chain. Upon product insertion, CLICS records the dispense of each gram, including the app user and customer. This allows CLICS' platform to report how much inventory exists in the supply chain from the point of packaging all the way through to the customer that receives the product - in real time. This is unprecedented visibility. CLICS has been told by the senior leadership of major beauty companies that CLICS' platform represents a step change in supply chain sustainability and can be applied to many other color cosmetics, spa treatments and liquid products. CLICS' fine dispensing ability also enables a major trend and a new class of product: custom cosmetics. CLICS' platform holds the potential to double CLICS' 5-year revenue objective through supply chain delivery services.